August 15, 2022

VIA EDGAR

Heather C. Clark
Andrew Blume
Office of Manufacturing
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Freshpet, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed March 1, 2022
File No. 001-36729

Dear Ms. Clark and Mr. Blume:

This letter sets forth the responses of Freshpet, Inc. (“we” or the “Company”) to the comments of the staff of the Division of Corporation Finance (“you” or the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated July 21, 2022, with respect to the above-referenced Annual Report on Form 10-K. For ease of reference, the text of the Staff’s comment is included below, followed by the Company’s response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 33

1.
We note your response to comment 1. You have indicated that the non-GAAP adjustment “plant start-up costs” includes pre-opening and ramp-up costs, such as labor, overhead, testing and disposal costs, incurred in connection with the start-up of new manufacturing lines before those lines are fully operational. We have considered your responses carefully and continue to believe that your non-GAAP financial measures that exclude plant start-up costs are inconsistent with Rule 100(b) of Reg. G. Please revise accordingly.

Response:

We appreciate the time and attention that the Staff has dedicated to this matter, including its dialogue with representatives of the Company on various occasions. In response to the Staff’s comment, we have concluded that we will no longer include adjustments for “plant start-up expenses” in presentations of our non-GAAP measures in materials furnished to or filed with the Commission. As discussed with the Staff, we plan to implement this revision beginning with reports of our results for the period ending September 30, 2022, at which point we would also expect to recast prior period non-GAAP measures, including adjustments for launch expenses (as set forth in our prior letter, dated July 15, 2022) and plant start-up expenses, to conform to current year presentations in all future such materials.

Heather Clark and Andrew Blume
U.S. Securities & Exchange Commission

I hope that the foregoing clarifies our response in our letter to you dated July 15, 2022 and our subsequent conversations with the Staff. You may contact me at 201-520-4000 with any questions.

Sincerely,

/s/ Heather Pomerantz
Name:	Heather Pomerantz
Title:	Chief Financial Officer